UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

1 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I -SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. This private instrument is executed by the parties identified below: TIM S.A. , a publicly -held corporation enrolled with CNPJ/MF under No. 02.421.421/0001 -11, headquartered in the City and State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 001, Rooms 501 to 1208, Barra da Tijuca, ZIP Code 22775 -057, regis tered with the Board of Trade of the State of Rio de Janeiro (“ JUCERJA ”) under NIRE No. 33.300.324.63 -1, herein represented pursuant to its ByLaws (hereinafter simply referred to as “ TIM” or the “ Incorporating Company ”); and I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. , a privately -held corporation enrolled with CNPJ/MF under No. 40.166.794/0001 -82, headquartered in the City and State of São Paulo, at Avenida Ermano Marchetti, 172, Annex B, Água Branca, ZIP Code 05038 -000, registered with the Board of Trade of the State of São Paulo (“ JUCESP ”) under NIRE No. 35.300.602.67 -6, herein represented pursuant to its ByLaws (hereinafter simply referred to as “ ISystems ” or the “ Incorporated Company ”); Each individually referred to as a “ Party ” and jointly as the “ Companies ” or the “Parties”; WHEREAS: (i) I-Systems, originally incorporated as FiberCo Soluções de Infraestrutura S.A., was created in the context of TIM’s strategy to develop and expand its activities related to fiber optic infrastructure and broadband services; (ii) in November 2021, a corporate transaction was completed whereby TIM disposed of control of I -Systems while remaining a minority shareholder of the company; (iii) on February 11, 2026, TIM entered into an agreement to reacquire the equity interest in I -Systems that it did not then hold, which transaction was consummated on May 6, 2026, when I -Systems became wholly owned by TIM as its wholly -owned subsidiary; (iv) for the reasons set forth herein and subject to the terms and conditions established herein, considering that the Incorporating Company holds all shares issued by I -Systems, the Parties deem it convenient and advisable to implement the incorporation of I -Systems, to be submitted to their PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 2 shareholders for approval, so that, once the transaction is approved and consummated, the Incorporating Company will universally succeed the Incorporated Company, for all legal purposes, in all of its assets, properties, rights and obligations, with the resulting dissolution of I - Systems. The Parties hereby enter into this Protocol and Justification for Incorporation (“Protocol”), pursuant to Articles 223, 224, 225, 226 and 227 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”), and Resolution No. 78 of March 2 9, 2022 issued by the Brazilian Securities and Exchange Commission (“CVM Resolution No. 78/2022” and “CVM,” respectively), which will be submitted in due course for approval by the shareholders of the Incorporating Company and the Incorporated Company. 1. JUSTIFICATION AND CONDITIONS 1.1. Description. The Parties propose for approval by their respective shareholders a corporate reorganization consisting of the incorporation of I - Systems into TIM (“Incorporation”), with the resulting dissolution of I -Systems and the universal succession by TIM to all of its assets, rights and obligations, pursuant to Article 227 of the Brazilian Corporations Law. As a result of the Incorporation, TIM will succeed I -Systems in all of its legal relationships, including, without limitation, all agreements, licenses, authoriz ations, permits, grants, concessions, labor, social security and tax obligations, and any administrative or judicial proceedings, of any nature, to which I -Systems is a party or interested party. 1.2. Justification. The Parties understand that the Incorporation, pursuant to the terms and conditions set forth in this Protocol, is justified by the simplification of the TIM Group’s corporate structure following the acquisition of all of I -Systems’ capital stock, as well as the potential optimization of operating costs and more efficient allocation of investments resulting from the integration of the assets and activities carried out by the Companies. In addition, the Incorporation will consolidate, in a single company, th e assets, resources and operations related to fiber optic infrastructure and broadband services, helping strengthen TIM’s strategic positioning in these segments and improve the quality of the connectivity services offered to its customers. 1.3. Condition Precedent and Consummation of the Transaction. Consummation of the Incorporation will be subject to completion of the operational and technological procedures required to integrate I -Systems’ systems and processes into TIM’s operational structure and the full implementation of the system routines requi red to reflect the effects of the Incorporation (“Condition Precedent”). PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 3 Management expects the Condition Precedent to be satisfied by the date of the Extraordinary Shareholders’ Meeting called to consider and approve the Incorporation. In that event, the Shareholders’ Meeting will consider and approve the transaction and the Incorporation will become effective on December 1, 2026 (“Effective Date”). If the Condition Precedent has not been satisfied by the date of the Shareholders’ Meeting, the resolutions approving the Incorporation will be subject, for their effectiveness, to the Condition Precedent and will authorize TIM’s Management to certify sati sfaction of the Condition Precedent and establish a new Effective Date for the transaction. As of the Effective Date, the Incorporation will be deemed consummated for all legal purposes, with the resulting dissolution of I -Systems and its universal succession by TIM. 1.4. Prior Approval and ANATEL License. I-Systems holds authorizations from the Brazilian Telecommunications Agency – ANATEL to provide Multimedia Communication Services – SCM and Private Limited Services – SLP (“Authorizations”). ANATEL approved the transaction and the resulting transfer and co nsolidation, in TIM’s name, of the Authorizations and other regulatory registrations relating to the services currently provided by I -Systems pursuant to Decision No. 277 of October 16, 2026 and Act No. 13,546, dated October 27, 2026 (Proceeding No. 53500.069420/2026 -83), in accordance with applicable regulations . 1.5. Absence of Economic Concentration. Considering that the Incorporation is a corporate reorganization between a parent company and its wholly -owned subsidiary that will result in the consolidation of the Incorporated Company’s operations and activities into its sole shareholder, TIM, it does not constitute an economic concentration transaction subject to submission to the Brazilian Administrative Council for Economic Defense – CADE. 2. APPRAISAL 2.1 Appraisal Criterion and Base Date. I-Systems will be incorporated into TIM based on the book value of its shareholders’ equity as of July 31, 2026 (“Base Date”). 2.2 Appraisal Report. The appraisal report, prepared in accordance with Articles 226 and 227 of the Brazilian Corporations Law, was issued by the specialized firm APSIS CONSULTORIA E AVALIAÇÕES LTDA ., registered with CNPJ/MF under No. 08.681.365/0001 -30 and with the CRC under No. 005112/O - 9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th Floor, Centro , ZIP Code 20021 -280 (“ Apprais al Firm ”), based on the PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 4 appraisal of I -Systems’ book shareholders’ equity as of the Base Date in accordance with accounting practices adopted in Brazil, ad referendum of the shareholders of the Parties hereto, and is attached hereto as Annex I (“Appraisal Report ”). 2.3 Independence of the Apprais al Firm . The Apprais al Firm represented that: (i ) it is unaware of any direct or indirect conflict of interest or any other circumstance representing a conflict of interest in connection with the preparation of the Appraisal Report; and (ii) it is unaware of any action by the officers of the Companies i ntended to direct, limit or hinder, or any act that has or could have impaired, access to, use of or knowledge of information, documents or work methodologies relevant to the quality of the services provided. 2.4 Changes in Shareholders’ Equity. In compliance with Article 224, item III, of the Brazilian Corporations Law, revenues, expenses and changes in shareholders’ equity occurring between the Base Date and the Effective Date will be recorded in I -Systems and subsequently absorbed by the Incorp orating Company, without any change to the amounts adopted for purposes of the Incorporation. 2.5 Shareholders’ Equity. Based on the Appraisal Report, the total book value of I-Systems’ shareholders’ equity as of the Base Date to be incorporated into TIM amounts to R$1,562,205,580.51 (one billion, five hundred sixty -two million, two hundred five thousand, five hundred eighty Brazilian reais and fifty - one centavos). 3. CURRENT CAPITAL STOCK, CAPITAL STOCK AFTER THE INCORPORATION, SHARE EXCHANGE, VOTING AND ECONOMIC RIGHTS 3.1 TIM’s Current Capital Stock. TIM’s subscribed and paid -in capital stock as of the Base Date is R$13,477,890,507.55 (thirteen billion, four hundred seventy -seven million, eight hundred ninety thousand, five hundred seven Brazilian reais and fifty -five centavos), divided into 2,392,125, 889 (two billion, three hundred ninety -two million, one hundred twenty -five thousand, eight hundred eighty -nine) registered, book -entry common shares with no par value. 3.2 I- Systems’ Current Capital Stock. I-Systems’ subscribed and paid -in capital stock as of the Base Date is R$2,394,287,995.00 (two billion, three hundred ninety -four million, two hundred eighty -seven thousand, nine hundred ninety -five Brazilian reais), divided into 2,394,287,995 (two billion , three hundred ninety -four million, two hundred eighty -seven thousand, nine hundred ninety -five) registered common shares with no par value. PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 5 3.3 TIM’s Capital Stock after the Incorporation. As a result of the Incorporation, there will be no increase in TIM’s capital stock or issuance of new TIM shares because I -Systems is its wholly -owned subsidiary. Accordingly, the investment currently recorded in the Incorporating Company’s equity, represe nted by all shares issued by I -Systems, will be replaced by the Incorporated Company’s assets and liabilities, with no change to TIM’s capital stock. 3.4 I- Systems’ Capital Stock after the Incorporation. Upon consummation of the Incorporation on the Effective Date, I -Systems will be dissolved, with the resulting extinguishment of its capital stock and all shares issued by it. 3.5 Absence of Share Exchange Ratio. Considering that all shares issued by I-Systems are held by TIM as its wholly -owned subsidiary, the Incorporation will not involve the exchange of I -Systems shares for TIM shares and, consequently, no share exchange ratio will be established in connection with the transaction. 3.6 Absence of Withdrawal Rights. The Incorporation will not give TIM shareholders withdrawal rights pursuant to Articles 136, item IV, and 137 of the Brazilian Corporations Law because the transaction involves the incorporation of a wholly -owned subsidiary and will not result in any chang e to equity interests, shareholders’ rights or TIM’s capital structure. 3.7 Absence of Appraisal of Shareholders’ Equity at Market Prices for Purposes of Article 264 of the Brazilian Corporations Law. Considering that TIM holds all shares issued by I -Systems and that the Incorporation will not involve a share exchange ratio, issuance of new shares or change in the interests held by TIM shareholders, Article 264 of the Brazilian Corporations Law does not apply to the Incorporation. 3.8 Absence of Financial Statements for Purposes of CVM Resolution No. 78/2022. Considering that the Incorporation will not dilute the interests held by TIM shareholders, pursuant to Article 16 of CVM Resolution No. 78/2022, the transaction is exempt from the requirement to prepar e the financial statements and pro forma financial information provided for in Articles 6 and 7 of such Resolution. Nevertheless, to support the Incorporation and preparation of the Appraisal Report, condensed financial statements of I -Systems as of the Bas e Date of July 31, 2026 were prepared and audited by an independent auditor. 4. OTHER CONDITIONS APPLICABLE TO THE INCORPORATION AND GENERAL PROVISIONS 4.1. Dissolution of I -Systems. As a result of the Incorporation, I -Systems will be dissolved on the Effective Date pursuant to Article 227 of the Brazilian PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 6 Corporations Law, and TIM’s officers will arrange for filing and publication of the acts relating to the Incorporation. 4.2. Closing of Branches. As a result of the Incorporation, all branches of the Incorporated Company will be closed and no branch of the Incorporated Company will be transferred to the Incorporating Company. 4.3. Corporate Approvals. The Incorporation will be submitted for prior review by TIM’s Statutory Audit Committee and Fiscal Council and for approval by the shareholders of TIM and I -Systems at Extraordinary Shareholders’ Meetings specifically called to resolve upon the transaction . 4.4. Succession. On the Effective Date, the Incorporating Company will succeed I -Systems in its rights and obligations and will be liable for its obligations pursuant to Article 227 of the Brazilian Corporations Law. 4.5. Authorization. The Officers of the Incorporating Company and the Incorporated Company are hereby authorized and responsible for taking all measures required to implement the terms and conditions set forth in this Protocol, subject to approval at the Extraordinary Shareholders’ Meetings of the Companies, pursuant to applicable law. Upon approval of the Incorporation and satisfaction of the Condition Precedent, the Incorporated Company will be deemed dissolved and the management of the Incorporating Company will be responsible for: (i ) arranging for the deregistration, filing, recordation, publication and other acts required for the proper and complete implementation of the Incorporation, including, without limitation, the acts required before the competent governmental authorities to implement the Incorporation; and (ii) maintaining custody of the corporate, accounting and tax books and other documents of the Incorporated Company. 4.6. Digital Signature. The Parties acknowledge as valid, authentic and effective the electronic signatures affixed to this Protocol, including through certificates not issued within the Brazilian Public Key Infrastructure – ICP -Brasil, pursuant to Article 10, Paragraph 2, of Pro visional Measure No. 2,200 -2 of August 24, 2001. 4.7. Venue. The courts of the City of Rio de Janeiro, State of Rio de Janeiro, are hereby elected to resolve any disputes arising from this Protocol. IN WITNESS WHEREOF, the Incorporated Company and the Incorporating Company execute this Protocol electronically. Rio de Janeiro, October 30, 2026. PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 7 TIM S.A. _______________________________ By: Alberto Mario Griselli Title: Chief Executive Officer _______________________________ By: Andréa Palma Viegas Marques Title: Chief Financial Officer I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. _______________________________ By: Alberto Mario Griselli Title: Chief Executive Officer _______________________________ By: Andréa Palma Viegas Marques Title: Officer Witnesses: ____________________________ Name : Leonardo Caiaffo Ferreira ID: 163.815 OAB/RJ CPF: 055.416.587 -21 _____________________________ Name: Matheus Enrique Soares Ferreira ID: 244.045 OAB/RJ CPF: 154.816.787 -80 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I -SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. ANNEX I APPRAISAL REPORT APPRAISAL REPORT AP-00791/26-01 (Free translation) I-Systems Soluções de Infraestrutura S.A. 1 APPRAISAL REPORT: AP-00791/26-01 APPRAISAL DATE: July 31st, 2026 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A., BASED ON FINANCIAL STATEMENTS 1. EVALUATION METHODOLOGY APSIS CONSULTORIA E AVALIAÇÕES LTDA., located at Rua do Passeio, Number 62, 6th floor, Centro, Rio de Janeiro, RJ, Brazil, registered with the National Register of Legal Entities (CNPJ) under Number 08.681.365/0001-30 and with the Regional Accounting Council of Rio de Janeiro under Number 005112/O-9, represented by its partner, MIGUEL CÔRTES CARNEIRO MONTEIRO, accountant, holder of National Identity Document Number 25.647.900-7 (DETRAN/RJ), Brazilian Individual Taxpayer Registry Number (CPF) 105.918.297-11, and registered with the Regional Accounting Council of São Paulo under Number 344.323/O-6, residing in São Paulo, SP, with offices at Rua Bela Cintra, Number 1,200, Suites 21 and 22, Cerqueira César, was engaged by TIM S.A., hereinafter referred to as TIM, located at Avenida João Cabral de Mello Neto, Number 850, Bloco 1, Rooms 501 a 1208, Barra da Tijuca, Rio de Janeiro, RJ, Brazil, registered with CNPJ Number 02.421.421/0001-11 to proceed with the shareholders. equity appraisal of I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A., hereinafter referred to as I-SYSTEMS or Company, located at Avenida Ermano Marchetti, Number 172, Anexo B, Água Branca, São Paulo, SP, Brazil, registered with CNPJ Number 40.166.794/0001-82, as of July 31st, 2026, under Brazilian accounting practices, including Brazilian Corporate Law and the pronouncements, guidelines, and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). The results of this appraisal are presented below. 2 2. PURPOSE OF APPRAISAL The appraisal of I-SYSTEMS shareholders' equity, as of July 31st, 2026, under the terms of Articles 226 and 227 of Brazilian Corporate Law No. 6,404/76, is intended to support the merger of the Company by TIM. 3. MANAGEMENT´S RESPONSIBILITY FOR FINANCIAL INFORMATION I-SYSTEMS management is responsible for keeping the accounting records and preparing accounting information in accordance with Brazilian accounting practices, including Brazilian Corporate Law and the pronouncements, guidelines, and interpretations issued by the CPC and approved by the CFC. Management is also responsible for maintaining internal controls deemed necessary to ensure that the financial statements are free from material misstatement, whether due to fraud or error. A summary of the key accounting policies adopted by the Company is provided in Attachment 2 of this Appraisal Report. 4. SCOPE OF WORK AND ACCOUNTANT'S RESPONSIBILITY Our responsibility is to express a conclusion on the book value of I-SYSTEMS shareholders' equity as of July 31st, 2026, in accordance with Technical Communication CTG 2002, approved by the CFC, which provides the examination of balance sheet for appraisal reports. We examined the Company.s trial balance in accordance with applicable Brazilian accounting standards, adhering to ethical requirements and to plan and execute procedures to obtain reasonable assurance that the financial information is free from material misstatement. The preparation of this appraisal report involves specific procedures to obtain evidence regarding the recorded amounts, based on the accountant.s professional judgment, including an assessment of the risks of material misstatement in shareholders' equity, whether due to fraud or error. In this assessment, we considered internal controls relevant to the preparation of the Company.s balance sheet to design procedures appropriate to the circumstances, but not to express an opinion on the effectiveness of those controls. The work also included evaluating the appropriateness of the accounting policies applied and the reasonableness of significant accounting estimates. judgments made by the Company.s management. We believe that the evidence obtained provides sufficient and appropriate basis for our conclusion. 3 5. CONCLUSION Based on the work performed, we conclude that the shareholders' equity of I-SYSTEMS, amounting to BRL 1,562,205,580.51 (one billion, five hundred sixty-two million, two hundred five thousand, five hundred eighty reais and fifty-one cents) as of July 31st, 2026, as presented in the accounting records and summarized in Attachment 1, represents, in all material respects, the book value of the Company, in accordance with Brazilian accounting practices. Rio de Janeiro, September 17th, 2026. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 MIGUEL CÔRTES CARNEIRO MONTEIRO Director Accountant (CRC/SP-344323/O-6) 4 6. LIST OF ATTACHMENTS 1. Supporting Financial Statements 2. Summary of the Key Accounting Practices Adopted by I-SYSTEMS 3. Glossary ATTACHMENT 1ATTACHMENT 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY I-SYSTEMS Cash and cash equivalents Cash and cash equivalents comprise cash balances, bank accounts, and financial investments with immediate liquidity and low risk of change in value, stated at cost, plus interest earned. The line item "Cash and cash equivalents" is classified as measured at amortized cost, and the related income is recognized in profit or loss for the year. Property, plant and equipment Property, plant and equipment are stated at acquisition and/or construction cost, net of the related accumulated depreciation. Expenditures on the maintenance of the fiber-optic and copper networks aimed at ensuring the availability, quality, and useful life of the network, thereby avoiding financial losses and damage to the Company, as well as expenditures aimed at maintaining the revenue-generating source, are recorded as property, plant and equipment. Gains and losses on disposals are determined by comparing the sale proceeds with the carrying amount and are recognized in the statement of income. Depreciation is calculated using the straight-line method, based on the economic useful life of the assets, and reviewed periodically to adjust the depreciation rates as necessary. The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the Company recognizes a reduction in the carrying amount of the asset, as necessary. Liabilities Liabilities are recognized in the balance sheet when the Company has a present legal or constructive obligation arising from past events, the settlement of which is considered probable and is expected to result in an outflow of economic resources. In cases where there are uncertainties regarding the amount or timing of settlement, liabilities are estimated and recognized through provisions as the events giving rise to such obligations occur. Provisions are measured based on the best available estimates, reflecting the current assessment of the risks involved. ATTACHMENT 3 GLOSSARY Book Value The value at which an asset or liability is recognized on the balance sheet. Building Owners and Managers Association (BOMA) The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building). Building Standard The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. Business Risk Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage. C CAPEX (Capital Expenditure) Fixed asset investments. CAPM (Capital Asset Pricing Model) Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital. Capital Structure Composition of a company.s invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Casualty An event that causes financial loss. 1 A ABL Gross Leasable Area. ABNT Brazilian Technical Standards Association. Allocated Codes Serial number (grades or weights) to differentiate the quality features of properties. Allotment Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones. Amortization Systematic allocation of the depreciable value of an asset over its useful life. Apparent Age Estimated age of a property according to its characteristics and conservation status at the time of inspection. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. BDI (Budget Difference Income) A percentage that indicates the benefits and overhead costs applied to the direct cost of construction. Best Use of the Property The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations. Beta Asystematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index. CFC (Conselho Federal de Contabilidade) Brazilian Accounting Committee. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Control Premium Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. Current Value Value replacement with a new value depreciated as a result of the physical state the property is in. CVM Securities and Exchange Commission. D Data Treatment Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed. Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client. DCF (Discounted Cash Flow) Discounted cash flow. D&A Depreciation and amortization. Dependent Variable Variable to be explained by the independent ones. Depreciable Value Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Dichotomous Variable Variable that assumes only two values. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest and taxes. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Efficient Use That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends. Electrical Damage Value Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Equivalent Construction Area Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates. 2 Equivalent Depth Numerical result of the division of a lot area by its main projected front. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Fair Value Less Cost to Sell Value that can be obtained from the sale of an asset or cashgenerating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties. FCFF (Free Cash Flow to Firm) Free cash flow to firm, or unlevered free cash flow. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period. Forced Liquidation Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market. G Goodwill See Premium for Expected Future Profitability. H Homogenization Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed. Homogenized Area Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs). Ideal Fraction Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses. Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Independent Variables Variables that provide a logical content to the formation of the value of the property subject to the assessment. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Insurance Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy. Insurance Value Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations. 3 Intangible Asset Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Internal Rate of Return Discount rate where the present value of future cash flow is equivalent to the cost of investment. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. IVSC International Valuation Standards Council K Key Money Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale. Key Variables Variables that, a priori, and traditionally have been important for the formation of property value. L Levered Beta Beta value reflecting the debt in capital structure. Liability Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Market Data Set of information collected on the market related to a particular property. Market Research Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data. Marketing Factor The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one. Maximum Insurance Value Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company.s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. 4 O Operating Assets Assets that are basic to the company.s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases. P Parent Company An entity that has one or more subsidiaries. Percentual Value Value at the end of the projective period to be added on the cash flow. Point of Sale Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation. Population Total market data of the segment to be analyzed. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price he amount by which a transaction is performed involving a property, a product or the right thereto. Private Area Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases). Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. Q Qualitative Variables Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil). Quantitative Variables Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces). R Range for Real Estate Valuations Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model. Rd (Cost of Debt) Ameasure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others. Re (Cost of Equity) Return required by shareholders for the capital invested. Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Reference Real Estate Market data with features comparable to the property assessed. Regression Model The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics. Remaining Life A property.s remaining life. Replacement Cost A property.s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property.s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life. 5 S Sample Set of market data representative of a population. Scrap Value Market value of a property.s reusable materials in disabling conditions, without their being used for production purposes. Shareholders. Equity at Market Prices See Assets Approach. Statistical Inference Part of statistical science that allows drawing conclusions about the population from a sample. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Survey Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. Technical Term of Responsibility Required document, which defines the responsible engineer for a product or service. Total Construction Area Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT. U Urbanizable Land Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business. Useful Area Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use. Useful Economic Life The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Date Specific date (day, month and year) of application of the assessment value. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset. Value at Risk Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value. Value in Use Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation. Value of a business in forced liquidation Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period. Value of a business in immediate liquidation The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation. Value Plan The graphic representation or listing of generic square meter values of land or of the real estate on the same date. W WACC WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others). WARA Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill. 6 Rio de Janeiro +55 21 2212-6850 apsis.rj@apsis.com.br São Paulo 55 11 4550-2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299-6678 apsis.mg@apsis.com.br apsis.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer